EXHIBIT 3.9

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

The undersigned, desiring to amend the Restated Certificate of Incorporation of North American Technologies Group, Inc., a Delaware corporation (the “Corporation”), pursuant to Section 242 of the Delaware General Corporation law,

DOES HEREBY CERTIFY:

FIRST: The Board of Directors of the Corporation, by majority approval at a meeting of the directors evidenced by board resolutions and approval of the requisite vote of stockholders, has duly adopted the following resolution proposing and declaring advisable the following amendment to the Restated Certificate of Incorporation:

RESOLVED, that the first paragraph of Article IV of the Restated Certificate of Incorporation of the Corporation, as amended to date, shall be amended to provide that the total number of shares of all classes of capital stock which the Corporation shall have authority to issue is two hundred fifty million (250,000,000) shares of common stock, par value $.001 per share, and twenty million (20,000,000) shares of preferred stock, par value $.001 (the “Preferred Stock”)”

SECOND: That the aforesaid amendment has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

THIRD: That this amendment shall become effective immediately upon filing with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Henry W. Sullivan, its Chief Executive Officer, as of the 3rd day of November, 2005.

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

By:	/s/ Henry W. Sullivan
Henry W. Sullivan Chief Executive Officer